NovaGold Resources Inc. (NRI-TSE)

N O V A   G O L D   R E S O U R C E S   I N C.

Interim Report to Shareholders

Consolidated Interim Financial Statements
For the nine-month period ended August 31, 2002

625 Howe Street, Suite 405
Vancouver, B.C. V6C 2T6

info@novagold.net
Website: www.novagold.net

Interim Report to Shareholders

NovaGold Resources Inc. is pleased to report its financial and operating results for the nine-month period ended August 31, 2002, together with an update of the Company's activities.

Several important milestones for NovaGold were completed since my last report. The Company completed an equity financing with Salman Partners Inc. as lead agent in a syndicate that included Sprott Securities Inc. The issue was oversubscribed at 2,958,040 units at a price of C$5.10 per unit for gross proceeds of C$15,086,004. Each Unit consists of one common share and one-half of a common share purchase warrant. Each full warrant allows the holder to purchase one common share of NovaGold within the next 18 months at an exercise price of C$6.50 per common share. The proceeds are being directed at accelerating the Pre-Feasibility program at Donlin Creek Gold Project and for general corporate purposes.

NovaGold initiated a Pre-Feasibility Study program at its Donlin Creek Gold Project in April 2002. The in-pit expansion drilling and drilling on new target areas continue to return excellent results. The new gold mineralization discovered during the current drill program will add significantly to the overall gold resource at Donlin Creek. In particular, drilling within the modeled pits as defined by the March 2002 Scoping Study have found new high-grade gold mineralization that will increase the gold resource and reduce the waste-to-ore strip ratio, thereby improving the project economics significantly from the base case scenario. The total Measured and Indicated Resource as defined in the March 2002 Scoping Study is estimated to be 8.3 million ounces grading 3.51 g/t gold with an additional Inferred Resource of 10.9 million ounces grading 3.66 g/t gold. The Company is currently working on an interim resource estimate for the newly defined resource areas at Donlin that should be completed by November.

Two additional core drill rigs have been mobilized to site to accelerate the Pre-Feasibility drilling and complete an additional 30,000 meters (100,000 feet) of drilling by this December. There are now a total of 4 diamond core drill rigs and 1 reverse circulation rig working on the project. With the addition of the new drill rigs at Donlin Creek, the remainder of the Pre-feasibility program will focus on continuing to expand the near surface gold resource away from the known mineralization, upgrading the inferred category resources to the measured and indicated categories, and continuing the ongoing engineering and permitting programs for the project. A revised resource estimate will be completed after the first of the year at the conclusion of this years drill program and will be the basis for a full Pre-Feasibility Study to be completed with the assistance of independent engineering firm AMEC E&C Services Limited of Vancouver.

NovaGold anticipates providing Placer Dome with Notification that the Company has expended the US$10 million on the Donlin Creek project in November and thereby will earn its 70% interest in the project. At that time Placer Dome will have 90 days during which to elect one of three options: participate as a joint venture partner at 30%; immediately dilute to a non-equity position and receive a 5% NPI from future production; or exercise their back-in right for 70% equity in the project by completing the following – 1) expend the next $US30 million on developing the project; 2) complete a bankable feasibility study; and 3) make a decision to develop a mine producing in excess of 600,000 ounces of annual gold production. At NovaGold’s option, Placer Dome must provide project financing for the Company with payback out of NovaGold’s share of future mine proceeds. In this way NovaGold is assured of maintaining a minimum 30% stake in the project. NovaGold would retain its 70% stake in the project up and until all three back-in criteria are fulfilled.

The Company also continues to work closely with its partners Calista Native Corporation and the Kuskokwim Native Corporation along with the State of Alaska to pursue concurrent expansion of the regional power infrastructure along with the development of the Donlin Creek Project. Several important initiatives are currently being advanced that support the necessary infrastructure improvements at both the State of Alaska and US Federal Government level.

At the Company’s Rock Creek and Shotgun Project’s exploration programs have been initiated in conjunction with TNR Resources Ltd. ("TNR"). TNR will fund a US$1 million dollar exploration and development program at Rock Creek and a US$500,000 program at Shotgun. Drilling is underway at Rock Creek following a successful series of trenches that significantly extended the known length of the mineralized system. Under the terms of the agreement on the Rock Creek gold deposit TNR Resources would earn a 49.9% interest in the project by contributing US$10 million dollars toward exploration and development to bring the project to production by June of 2005. At the Shotgun gold deposit, TNR Resources would earn a 50% interest in the project by spending US$3 million dollars on exploration over the next four years to advance the project to a production decision. NovaGold will manage the Rock Creek program while TNR Resources will manage and operate the Shotgun program.

During the nine-months ended August 31, 2002, the Company generated operating revenues of $1,369,531 compared to $2,451,556 in the comparable period of 2001, through sand-and-gravel sales, the lease of commercial and residential real estate and gold royalties in Nome, Alaska. Gravel sales showed significant improvements for the period, while real-estate sales were minimal pending the preparation of several new subdivisions in the Nome area.

Several large commercial and industrial developments related to the Nome Airport and Port of Nome expansion projects are in the final planning stages. These projects are expected to have a favourable impact on the Company’s future land and sand gravel revenues beginning in Fiscal year 2003. The Company continues to pursue initiatives to expand its sand and gravel, and land development businesses to provide an internally generated source of financing for its gold exploration and development projects. These on-going initiatives should allow the Company to continue to build on its operating performance in the future.

We look forward to reporting on further positive developments on Donlin Creek and the Company’s other exciting projects during the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

"Rick Van Nieuwenhuyse"

Rick Van Nieuwenhuyse
President & Chief Executive Officer

NovaGold Resources Inc.    1    Interim Report 2002

Management’s Discussion and Analysis

NovaGold Resources Inc. is a diversified natural resources Company with gold exploration properties in Alaska and the Yukon Territory of Canada and sand and gravel operations in the Seward Peninsula of Alaska. The Company’s primary focus continues to be the exploration and development of the Donlin Creek Gold Project in which it can earn a 70% interest from Placer Dome U.S. Inc. through the expenditure of US$10,000,000 on exploration and development. This report contains certain forward looking information that is subject to some risks and uncertainties.

Results of Operations

Three-Month Periods ended August 31, 2002 and 2001

For the quarter ended August 31, 2002, the Company had a net loss of $809,925 ($0.02 loss per share) compared to net income of $65,277 ($0.03 earnings per share) for the comparable period of the prior year.

During the quarter ended August 31, 2002, the Company generated total revenues of $647,367 versus $675,176 for the comparable period in 2001. There were no land sales in the quarter compared to land sales of $319,877 in the same period in the previous year. Gravel sales increased by $463,991 during the quarter over the same period last year moving from $103,819 in 2001 to $567,810 in 2002. Interest income was realized in the amount of $43,212 during the quarter due to the favourable cash position of the company resulting from the capital financing that occurred in April of 2002.

General and administrative expenses decreased from $287,440 in the 3rd quarter of 2001 to $185,616 in the same period of 2002. This was mainly a result of realizing a foreign exchange gain of $164,622 during the quarter on the translation of U.S. assets to Canadian dollar amounts. The Company incurred $543,773 in corporate development and communications expenditures in the quarter ended August 31, 2002 consistent with the increase in externally provided investor relations activities. There were no expenditures on external corporate development and communication in the comparable period of 2001. Professional fees increased by $272,490 over the same period of 2001 to total $357,492 for the quarter ended August 31, 2002. Wages and benefits expense was $280,972 in the quarter ended August 31, 2002 compared to $120,710 in the comparable period in 2001. This increase was due to the significant growth of the company in the period.

During the quarter ended August 31, 2002, the Company incurred $4,620,819 of capitalized exploration expenditures, including $4,597,108 on the Donlin Creek Gold Project. The expenditures at Donlin Creek are focused upon drilling, engineering, environmental and other studies related to the completion of an updated economic study expected in October 2002. During the comparable period of 2001 the company incurred $686,837 of capitalized exploration expenditures, including $672,803 on the Donlin Creek Project. The Company began exploration activities on the Donlin Creek Project in April 2001.

Nine-Month Periods ended August 31, 2002 and 2001

For the nine month period ended August 31, 2002, the Company had a net loss of $2,898,885 ($0.08 loss per share) compared to net income of $756,634 ($0.03 earnings per share) for the comparable period of the prior year.

During the nine months ended August 31, 2002, the Company generated total revenues of $1,369,531 versus $2,451,556 for the comparable period in 2001. Land sales for the nine month period were $305,416, down significantly from $2,049,389 in the comparable period in 2001. Sand and gravel revenue has increased over the comparable period in 2001 by $487,881 to $591,700 for the nine months ended August 31, 2002. Gold production royalties in the nine months ended August 31, 2002 were $148,783 compared to $114,342 in the same period of 2001. Lease, rental and other revenue was $251,841 compared to $184,006 in nine months ended August 31 of 2001. Interest income was $71,791 as a result of holding funds for the purpose of exploration raised in an equity financing completed in April 2002.

The Company’s general and administrative expenses were $811,000 in the quarter ended August 31, 2002 compared to $573,068 in the previous year. Corporate development and communication costs totalled $971,070 in the nine month period ended August 31, 2002. There were no similar expenses incurred in the same period in 2001. Interest on convertible debt instruments was $61,592, down from $279,488 in 2001 due to settlement of such debt during the year. Interest expense of $257,000 represented the one time cost of borrowing funds to reduce debt. No such expense was incurred in 2001.

NovaGold Resources Inc.    2    Interim Report 2002

Management’s Discussion and Analysis

Results of Operations (Continued)

Nine-Month Periods ended August 31, 2002 and 2001

Professional fees have increased by $735,996 over those incurred in the same nine month period of the previous year to total $1,062,084. These costs relate to legal, accounting and consulting costs relating to the increased activity of the company during the period. Wages and benefits costs went from $320,786 in the nine month period ending August 31, 2001 to $955,870 for the same period in the current year. This also reflects the increased support staff required for the Donlin Creek Gold project. Other income included a finder’s fee of $491,301 and a gain on the settlement of a convertible royalty during the nine month period ending August 31, 2002. There were no such income amounts in the nine month period ending August 31, 2001.

During the nine month period ended August 31, 2002, the Company incurred $7,535,231 of capitalized exploration expenditures. These expenditures were mainly on the Donlin Creek Gold Project at $7,383,036 for the period. During the comparable period of 2001 the Company incurred $1,004,210 of which $774,060 was expended on the Donlin Creek Project.

Outlook and Financial Conditions

On September 19, 2002, the Company issued 2,958,040 units at $5.10 per unit for proceeds of $15,086,004, each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the Company at a price of $6.50 on or before March 20, 2004. This equity financing was in addition to net proceeds of $17,420,550 from an equity offering completed in April 2002.

As of August 31, 2002, the Company had a cash balance of $11,131,704 and working capital of $7,746,808. These balances are sufficient to allow the Company to earn a 70% interest in the Donlin Creek Gold Project through the expenditure of a total of US$10,000,000 on the exploration and development on the project. The Company anticipates that it will have incurred a cumulative total of US$10,000,000 at the Donlin Creek Project by the end of November 2002.

The Company continues to take a pro-active stance on its on-going environmental reclamation efforts. The Company recently completed a volunteer fish habitat restoration program in cooperation with the U.S. Fish and Wildlife Service on Alaska Gold Company lands in the Nome area. The Company has also initiated an on-going effort to clean-up the Alaska Gold Company lands where mining activities over the past 100 years have resulted in an accumulation of discarded equipment and materials. As part of this effort, the Company has permitted two Inert Disposal Sites to bury old equipment and machinery after removal of any potentially toxic materials. This abandoned equipment and materials will be placed in Inert Disposal Sites, buried and capped in accordance with Alaska State regulations. The company continues to assess, monitor and prioritize the clean-up of other potential environmental liabilities on Alaska Gold Company lands. At Murray Brook, the Company has completed a second year of water well monitoring work as follow-up to the reclamation completed by the Company in 2000. A meeting with the New Brunswick Department of Environment in November will assess the on-going and future monitoring requirements. It is management’s estimation that the remaining Provision for Reclamation Costs of C$1,496,215 is adequate to provide for any future potential liabilities.

NovaGold Resources Inc.    3    Interim Report 2002

Consolidated Interim Balance Sheet
(Unaudited)

	August 31,	November 31,
	2002	2001
	(Unaudited)	(Audited)
Assets	$	$
Current
Cash and cash equivalents	11,131,704	421,803
Amounts receivable	303,621	521,658
Amount receivable from related party	-	200,000
Inventory	11,372	11,372
Deposits and prepaid amounts	202,174	126,630
	11,648,871	1,281,463
Officer Loan Receivable	241,005	241,005
Property, Plant and Equipment - net	386,816	174,461
Investments	44,876	44,876
Reclamation Deposit	105,098	105,098
Land and Gravel Resource	1,703,465	1,761,175
Mineral Properties and Related Deferred Costs
(Note 2)	21,152,315	14,352,291

	35,282,446	17,960,369

Liabilities
Current
Accounts payable and accrued liabilities	3,559,347	3,678,432
Accounts payable to related party	142,716	70,134
Loan payable	200,000	200,000
	3,902,063	3,948,566
Convertible Royalty (Note 3)	-	1,217,156
Provision for Reclamation Costs	1,496,215	1,496,215
	5,398,278	6,661,937

Shareholders’ Equity

Capital Stock (Note 4)	95,917,344	74,393,683
Contributed Surplus	712,354	266,694
Equity Portion of Convertible Royalty	-	484,700
Deficit	(66,745,530)	(63,846,645)
	29,884,168	11,298,432

	35,282,446	17,960,369

Approved by the Board of Directors:

"Rick Van Nieuwenhuyse"	"Clynton Nauman"

Director	Director

NovaGold Resources Inc.    4    Interim Report 2002

Consolidated Interim
Statements of Operations and Deficit
(Unaudited)

	Three Months Ended		Nine Months Ended
	August 31,		August 31,
	2002	2001	2002	2001
	$	$	$	$
Revenue
Land sales	-	319,877	305,416	2,049,389
Gravel sales	567,810	103,819	591,700	103,819
Gold production and royalties	10,195	113,301	148,783	114,342
Lease, rental and other revenue	26,150	138,179	251,841	184,006
Interest income	43,212	-	71,791	-
	647,367	675,176	1,369,531	2,451,556
Land cost	-	842	1,460	79,328
Property taxes	65,392	28,001	65,392	103,182
Amortization of gravel resource	18,750	-	56,250	-
	563,225	646,333	1,246,429	2,269,046

Expenses
General and administrative	185,616	287,440	811,000	573,068
Corporate development and communication	543,773	-	971,070	-
Interest accretion on convertible debt instruments	-	91,727	61,592	279,488
Interest expense	-	-	257,000	-
Murray Brook Mine site maintenance	5,783	(3,823)	27,328	12,982
Professional fees	357,492	85,002	1,062,084	326,088
Wages and benefits	280,972	120,710	955,870	320,786
Write down of mineral properties and related deferred costs	-	-	735,207	-
	1,373,636	581,056	4,881,151	1,512,412

Income (Loss) Before Other Income
	(810,411)	65,277	(3,634,722)	756,634

Other Income
Finder’s fee income, net	-	-	491,301	-
Write off of accounts payable	486	-	32,408	-
Gain on settlement of convertible royalty	-	-	212,128	-

Net Income (Loss) For the Period	(809,925)	65,277	(2,898,885)	756,634

Deficit, Beginning of Period	(65,935,605)	(62,660,900)	(63,846,645)	(63,352,257)

Deficit, End of Period	(66,745,530)	(62,595,623)	(66,745,530)	(62,595,623)

Earnings (Loss) Per Share
Basic and diluted	(0.02)	0.03	(0.08)	0.03

NovaGold Resources Inc.    5    Interim Report 2002

Consolidated Interim Statement of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended
	August 31,		August 31,
	2002	2001	2002	2001
	$	$	$	$
Cash Flows From Operating Activities
Net income (loss) for the period	(809,925)	65,277	(2,898,885)	756,634
Items not affecting cash:
Foreign exchange loss	-	(10,000)	46,490	2,400
Amortization	52,372	21,683	256,099	137,283
Interest on reclamation deposit	-	(972)	-	(3,737)
Interest component on director advances	-	-	44,500	-
Non-cash compensation expense	-	-	270,000	-
Issue of shares for settlement of commitments	-	-	74,297	-
Accretion of interest on convertible instruments	-	61,738	61,592	178,148
Write down of mineral properties and related deferred costs	-	-	735,207	-
Write off of accounts payable	(486)	-	(32,408)	-
Gain on settlement of convertible royalty	-	-	(212,128)	-
	(758,039)	137,726	(1,655,236)	1,070,728

Reclamation expenditures	-	(13,381)	-	(39,249)

Net change in non-cash working capital items:
(Decrease) in amounts receivable, deposits and prepaid amounts	236,417	(37,483)	113,942	(106,226)
Increase (Decrease) in accounts payable and accrued liabilities	101,279	189,847	755,280	168,751
	(420,343)	276,709	(786,014)	1,094,004

Cash Flows From Financing Activities
Repayment of convertible royalty	-	(47,095)	-	(47,095)
Advances to directors	-	(495,642)	-	(495,642)
Proceeds from issuance of common shares - net	556,175	1,901,382	19,441,890	1,905,232
	556,175	1,358,645	19,441,890	1,362,495

Cash Flows From Investing Activities
Acquisition of equipment	(78,312)	(2,330)	(425,570)	(2,330)
Expenditures on mineral properties and related deferred costs-net	(4,605,993)	(562,457)	(7,520,405)	(879,830)
	(4,684,305)	(564,787)	(7,945,975)	(882,160)
(Decrease) Increase In Cash and Cash
Equivalents During the Period	(4,548,473)	1,070,567	10,709,901	1,574,339

Cash And Cash Equivalents, Beginning of Period	15,680,177	919,812	421,803	416,040

Cash And Cash Equivalents, End of Period	11,131,704	1,990,379	11,131,704	1,990,379

NovaGold Resources Inc.    6    Interim Report 2002

Notes to Consolidated Interim
Financial Statements

Nine-Month Period Ended August 31, 2002
(Unaudited)

1. Basis of Presentation

These unaudited consolidated financial statements include the accounts of NovaGold Resources Inc. and its wholly-owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc. and Nova-Venez Resources Inc.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting and do not contain all information required for annual financial statement presentation. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2001 Annual Report and have been consistently followed in the preparation of these interim financial statements. These interim financial statements should be read in conjunction with the audited financial statements included in the Company’s 2001 Annual Report.

In the opinion of management, the unaudited consolidated financial statements present fairly the Company’s financial position as at August 31, 2002, the results of its operations and its cash flows for the nine months ended August 31, 2002. The results of operations and cash flows are not necessarily indicative of the future results of operations or cash flows.

NovaGold Resources Inc.    7    Interim Report 2002

Notes to Consolidated Interim
Financial Statements

Nine-Month Period Ended August 31, 2002
(Unaudited)

2.    Mineral Properties and Related Deferred Costs

			Recovery, (1)
	Balance		disposal (2)	Balance
	November 30,		and	August 31,
	2001	Expenditures	write-down (3)	2002
	$	$	$	$

Alaska, USA
Donlin Creek	3,277,487	7,383,036	-	10,660,523
Shotgun	4,270,949	-	-	4,270,949
Rock Creek	3,374,826	60,059	-	3,434,885
Caribou	735,207	-	(735,207)(3)	-
North Donlin	83,760	-	-	83,760
Nome Gold Project	45,980	-	-	45,980

Yukon, Canada
German Creek	177,897	-	-	177,897
Harlan	689,396	-	-	689,396
McQuesten	810,058	92,136	-	902,194
Sprogge	795,207	-	-	795,207
Klondike	90,760	-	-	90,760
Other	764	-	-	764

	14,352,291	7,535,231	(735,207)	21,152,315

Donlin Creek, Alaska

On July 14, 2001, the Company signed an Agreement with Placer Dome U.S. Inc. ("Placer Dome") to acquire a 70% interest in the Donlin Creek Gold Deposit located in southwestern Alaska.

Under the terms of the Agreement, the Company may earn a 70% interest in the project by expending US$10,000,000 over a ten year period from the date of the Agreement. The Company will be the manager and operator. Upon vesting by the Company, a joint venture between the Company and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options:

i) to remain at 30% interest and participate as a minority partner;

ii) to convert to a 5% net profits interest (NPI);

iii) to exercise a back-in right to reacquire a majority interest in the project (70% Placer Dome/30% the Company) by expending three times that expended by the Company at the time the back-in is exercised, conduct a feasibility study, and make a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in. The Company would contribute its share of costs after Placer Dome has expended three times the Company’s initial earn-in expenditure.

NovaGold Resources Inc.    8    Interim Report 2002

Notes to Consolidated Interim
Financial Statements

Nine-Month Period Ended August 31, 2002
(Unaudited)

3.    Convertible Royalty

	August 31,	November 30,
	2001	2001
	$	$

Convertible debt instrument	-	1,386,085
Equity portion of convertible debt instrument	-	484,700
	-	901,385
Interest accretion	-	315,771

Debt portion of convertible debt instrument	-	1,217,156

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold from Mueller Industries (Mueller), the Company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1,000,000. Mueller has the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice is given.

On February 18, 2002, the Company entered into an agreement with Mueller Industries to settle the convertible royalty payable for US$750,000 financed by the private placement of 319,543 common shares of the Company in May 2002. The settlement of the convertible royalty resulted in a gain of $212,128.

NovaGold Resources Inc.    9    Interim Report 2002

Notes to Consolidated Interim
Financial Statements

Nine-Month Period Ended August 31, 2002
(Unaudited)

4.    Capital Stock

Authorized

100,000,000 common shares without nominal or par value
   10,000,000 preferred shares issuable in one or more series

Issuance of Common Stock	Number of	Ascribed
	Shares	Value
		$
Balance, November 30, 2000	23,336,762	69,099,614

Issued in 2001
For cash pursuant to private placements	3,385,500	3,200,759
For cash pursuant to option agreements	601,200	462,135
For conversion of debenture	2,468,220	1,874,925
In settlement of commitments	175,000	26,250
Common stock pledged as loan security	-	(270,000)

Balance, November 30, 2001	29,966,682	74,393,683

Issued in 2002
For cash pursuant to private placements
(net of share issue costs of $ 1,111,950)	5,295,000	17,420,550
For settlement of convertible royalty	319,543	1,191,896
For cash pursuant to option agreements	1,682,800	1,157,465
For cash pursuant to warrant agreements	1,327,750	1,477,750
In settlement of commitments (note 4(c))	40,000	6,000
Common stock released as loan security	-	270,000

Balance, August 31, 2002	38,631,775	95,917,344

NovaGold Resources Inc.    10    Interim Report 2002

Notes to Consolidated Interim
Financial Statements

Nine-Month Period Ended August 31, 2002
(Unaudited)

4.    Capital Stock (Continued)

a) Share Purchase Warrants

A summary of the Company’s share purchase warrants at August 31, 2002 and November 30, 2001, and the changes during the periods then ended, is presented below:

		August 31,		November 30,
		2001		2001
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$

Balance outstanding,
beginning of year	1,692,750	1.20	629,028	0.90
Granted	2,647,500	4.50	1,692,750	1.20
Exercised	(1,327,750)	1.19	-	-
Cancelled/Expired	-	-	(629,028)	0.90

Balance outstanding, end of year	3,012,500	4.14	1,692,750	1.20

Share purchase warrants outstanding at August 31, 2002:

Number of Shares	Exercise Price	Expiry Date

365,000	$1.50	September 18, 2002
2,647,500	$4.50	October 19, 2003

3,012,500

NovaGold Resources Inc.    11    Interim Report 2002

Notes to Consolidated Interim
Financial Statements

Nine-Month Period Ended August 31, 2002
(Unaudited)

4.    Capital Stock (Continued)

b) Stock Options

The Company has a stock option plan providing for the issuance of options, whereby the Company may grant options to its directors, officers, employees and service providers. On May 22, 2002, shareholders of the Company approved an amendment to the Employee Stock Option Plan (the "Plan") to allow for an increase in the number of shares that may be issued under the Plan from 4,500,000 to 6,500,000. The exercise price of each option cannot be lower than the market price the shares at the date of grant of the option. The number of shares optioned to any optionee may exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a ten year period from the date of grant.

A summary of the Stock Option Plan at August 31, 2002 and November 30, 2001, and changes during the periods ended on those dates, is as follows:

		August 31,		November 30,
		2001		2001
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$

Balance, beginning of period	3,762,800	0.80	3,035,500	0.84

Granted during the period	1,870,000	2.41	1,460,000	0.74
Exercised during the period	(1,682,800)	0.69	(601,200)	0.77
Cancelled during the year	(87,500)	.86	(131,500)	0.98

Balance, end of period	3,862,500	2.06	3,762,800	0.80

NovaGold Resources Inc.    12    Interim Report 2002

Notes to Consolidated Interim
Financial Statements

Nine-Month Period Ended August 31, 2002
(Unaudited)

4.    Capital Stock (Continued)

b) Stock Options (continued)

The following table summarizes information about the stock options outstanding and exercisable at August 31, 2002:

		Weighted
	Number	average
	outstanding	remaining	Weighted
	and	contractual	average
	exercisable	life	exercise price

Range of prices
$		(years)	$

0.35 – 0.90	975,000	8.56	0.72
1.00 – 1.90	1,592,500	6.59	1.29
1.99	45,000	9.18	1.99
3.40 – 5.00	1,250,000	9.69	4.18

	3,862,500	8.10	2.06

c) Shares Held by a Subsidiary

A wholly-owned subsidiary company holds 9,396 (November 30, 2001 – 49,396) of the common shares of the Company which are valued at $0.15 per share. In December 2001, 40,000 of the shares were transferred to a third party for the settlement of commitments totaling $74,297 resulting in the recognition of contributed surplus of $68,297. The balance of these shares is eliminated upon consolidation.

NovaGold Resources Inc.    13    Interim Report 2002

Notes to Consolidated Interim
Financial Statements

Nine-Month Period Ended August 31, 2002
(Unaudited)

5.    Related Party Transactions

On May 29, 2002, the Company settled a share loan comprised of 125,000 shares of the Company from a director and officer through an agreement to pay $550,000.

On May 29, 2002, the Company settled loans receivable from two directors totaling $278,141. The loans were settled through an agreement to offset the balance of the loans receivable with amounts due to these directors under severance agreements related to their past employment with the Company.

On May 29, 2002, the Company settled amounts due from Etruscan Resources Incorporated ("Etruscan"), a company related by virtue of common directors. The amount due from Etruscan of $200,000 was settled through the offset of $100,000 due to Etruscan from the Company and the assignment of 25,000 shares of the Company, with a deemed value of $4.00 per share, held by Etruscan to a director of the Company to settle a share loan.

6.    Subsequent Event

Subsequent to August 31, 2002, the Company issued 2,958,040 units at $5.10 per unit for proceeds of $15,086,004; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the Company at a price of $6.50 on or before March 20, 2004.

In addition, 147,902 broker warrants were issued. Each warrant entitles the holder to acquire one common share of the Company at a price of $5.61 on or before March 20, 2004.

NovaGold Resources Inc.    14    Interim Report 2002

Corporate Information

Officers	Headquarters

Rick Van Nieuwenhuyse, M. Sc.	Suite 405
President & CEO	625 Howe Street
Vancouver, British Columbia V6C 2T6
Greg S. Johnson, B. Sc. Honors	Tel: (604) 669-6227
Vice President, Corporate Development	Fax: (604) 669-6272
info@novagold.net
Phil St. George, B.Sc.	Website: http://www.novagold.net
Vice President, Exploration

Directors

Pierre Besuchet
Geneva, Switzerland

George Brack
Vancouver, British Columbia

Gerald McConnell
Darmouth, Nova Scotia

Cole McFarland
San Diego, California

Clynton Nauman	San Jose Office
Vancouver, British Columbia	San Jose Office

Rick Van Nieuwenhuyse	127 Via de Tesoros
Los Gatos, California	Los Gatos, California
USA 95030
Walter Segsworth	Tel: (408) 395 1169
Alamo, California	Fax: (408) 354 6252

Auditors	Toronto Office

PricewaterhouseCoopers LLP	12th Floor
Vancouver, British Columbia	20 Toronto Street
Toronto, Ontario
Legal Counsel	Canada M5C 2B8
Tony Hayes, C.F.A.
Patterson Palmer	Investor Relations
Halifax, Nova Scotia	Tel: (416) 368 0882
Fax: (416) 367 3638
Registrar and Transfer Agent	Tony.Hayes@NovaGold.net

ComputerShare Trust Company	Nome Operations
Halifax, Nova Scotia
P.O. Box 640
Bankers	Nome, Alaska 99762-0640
Mitch Erickson
The Toronto Dominion Bank	Lands and Operations Manager
Tel: (907) 443 5272
Stock Listing	Fax: (907) 443 5274
Mitch.Erickson@NovaGold.net
Toronto Stock Exchange
(Trading Symbol: NRI)

US Over-the-Counter
(Trading Symbol: NVGLF)

NovaGold Resources Inc.    15    Interim Report 2002